Summary

Bowyer Research urges shareholders to vote FOR Proposal 5, on the 2024 proxy ballot of Apple, Inc. (“Apple” or the “Company”) The “Resolved” clause of Proposal No. 5 states:

Shareholders request the Board of Directors conduct an investigation and issue a report within the next 12 months, at reasonable cost and excluding proprietary information and disclosure of anything that would constitute an admission of pending litigation, evaluating the standards and procedures Apple Inc. (“Apple” or “the Company”) uses to curate app content on its various platforms, and procedures by which the Company manages disputes between government interests and user rights.

The opposing statement to this Proposal1, submitted by Apple’s Board of Directors (the “Board”), contends that:

1.The Company “already provide[s] the requested information about the standards and procedures Apple uses” regarding app curation.

2.Apple also provides “the requested reporting about government orders to take down apps” from its App Store.

3.The Board provides “active oversight” of Apple’s content moderation policies.

These assertions, however, are based on false argumentation and analysis that:

1.Mischaracterizes the nature of the Proposal.

2.Presents vague, nonbinding commitments in the face of serious concerns regarding the Company’s deplatforming policies.

1.The Board mischaracterizes the nature of the Proposal.

As asserted in the Board’s statement, “Apple reports transparently and comprehensively on our efforts to help keep the App Store a safe and trusted place for users to find the apps they love.” The Board seems to believe that this language of common good calculation is sufficient to assuage concerns of shareholders regarding Apple’s ability to handle questions over App Store

1https://www.sec.gov/Archives/edgar/data/320193/000130817924000010/laapl2024_def14a.pdf deplatforming. Yet, this assumption belies a key misunderstanding of the Proposal’s intent—Proposal No. 5 is requesting information regarding the Company’s prioritization of interests in requests for content removal, as opposed to the basic policies regarding such removal, because the concerns at hand are not merely practical but ideological.

There is a marked and meaningful difference between understanding Apple’s general respect for both content creators and relevant government interests and understanding which of those priorities wins out in specific cases. Proposal No. 5 is clearly aimed at greater transparency regarding the latter. Apple’s conflation with the former only provides additional skepticism regarding its ability to respond to shareholder concerns.

2.The Board presents vague, nonbinding commitments in the face of serious concerns regarding the Company’s deplatforming policies.

In its response to Proposal No. 5, the Board states that “Across our products and services, we strive to reflect our respect for human rights, including privacy, freedom of expression, and non-discrimination, which is grounded in our Human Rights Policy.” Yet, as noted in the 1792 Exchange’s report2 on Apple (which lists the company as High Risk), Apple’s policies created multiple instances of deplatforming content that appear guided by an overabundance of censorship. As per the report, “Apple removed Parler from its app store for “failing to effectively police content.” It did the same for Gab, even though Gab appealed the suspension, pointing out that many other approved social networks contained identical content that Apple did not scrutinize. Apple has also enabled censorship in other countries, including China and Taiwan.” Further, as demonstrated in the recent court case Pham v. Apple Inc, Apple has sought legal action against employees who raise concerns over Apple’s content moderation standards.

Proposal No. 5 enumerates further instances that have raised suspicion, and such concerns are mounting and represent serious questions about Apple’s true commitment to respecting the rights of content creators in its corporate practices. These questions cannot be erased by a simple,

2 https://1792exchange.com/company/apple/

informal commitment to “respect for human rights.” They must be addressed in a more serious fashion, or the Company will only see more skepticism in the future.

Conclusion

As demonstrated in this report, the Board’s response to Proposal No. 5 fails to effectively address the substance of the Proposal’s critique regarding viewpoint discrimination by:

1.Mischaracterizing the nature of the Proposal.

2.Presenting vague, nonbinding commitments in the face of serious concerns regarding the Company’s deplatforming policies.

The hyper-political world of modern business requires a trust-but-verify mindset from shareholders. Apple seems to be asking its shareholders to trust without verifying, even as concerns mount over censorship and the Company dodges questions regarding whose interests take priority in content moderation. This does more than jeopardize Apple’s relationship of trust with shareholders. In its misrepresentation of shareholder concerns and glossing over of real legal issues, it furthers the seemingly political nature of Apple’s stance, a move that can only create further controversy and reputational risk to both Board and Company.